SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC

Notification of Admission of Further Securities to Trading (PRM 1.6.4R)

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R.

Prudential Plc notifies the market that shares have been admitted to trading as follows:

1	Issuer details
a.	Name:	Prudential plc
b.	LEI	5493001Z3ZE83NGK8Y12
2	Details of the securities admitted to trading
a.	Regulated market on which the shares have been admitted to trading:	London Stock Exchange - Main Market
b.	Name, type and ISIN of the shares:	Ordinary Shares of 5 pence each GB0007099541
c.	Number of further shares admitted:

-     1,836 Shares issued on 18 March pursuant to the exercise of options under the Prudential Sharesave Plan 2023.
-     2,442 Shares issued on 25 March pursuant to the exercise of options under the Prudential Sharesave Plan 2023.
-     2,442 Shares issued on 13 May pursuant to the exercise of options under the Prudential Sharesave Plan 2023.
-     5,721,904 Shares issued on 13 May 2026 in connection with the Company's scrip dividend alternative for the 2025 second interim dividend (following the announcement regarding the application for admission of the shares to trading on 12 May 2026).

d.	Total number of shares admitted to trading (including the new shares):	2,523,956,922
e.	Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
3	Admission details
a.	Date(s) of admission:	As noted in 2c. above.
b.	Prospectus information:	The Evergreen Scrip Dividend Scheme terms and conditions are available on the Company's website: Scrip Dividend | Prudential plc
c.	Date range covered by the notification:	All admissions from 18 March 2026 up to 14 May 2026 inclusive

The unissued shares that were the subject of a block listing application specific to the Prudential International Saving-related Share Option Scheme (ISSOS) will not be issued, and following the removal of UK Listing Rule 20.6, Prudential Plc will not release any further applications with respect to blocklistings for either ISSOS or the Prudential International Savings-Related Share Option Scheme for Non-Employees (ISSONE).

Additional information

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com

Contact

Sylvia Edwards, Deputy Group Secretary   +44(0)7920 702682

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 May 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary